Annual Consolidated Reports

DV, DHI and DVC
2024

Published on 28 Jan 2025

Basis of Preparation

This report is prepared solely for the confidential use of DV, DHI and DVC. In the preparation of this report Doorvest Inc. has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission. Doorvest Inc. neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

PROFIT & LOSS

PROFIT & LOSS	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Net Eliminations	Consolidated Total
Revenue						
Real Estate Sales	$3,615,400	$9,902,617	$0	$13,518,017	$0	$13,518,017
Rental Income	$32,401	$32,912	$0	$65,313	$0	$65,313
Reservation Fee	$0	$68,941	$0	$68,941	$0	$68,941
Extended Rent Guarantee	$0	$2,000	$0	$2,000	$0	$2,000
Other Revenues	$2,300	$10,201	$29,933	$42,434	$0	$42,434
Late Fees	$0	$0	$89,199	$89,199	$0	$89,199
NSF Fees	$0	$0	$7,330	$7,330	$0	$7,330
Admin Fees	$0	$0	$16,345	$16,345	$0	$16,345
Turnover Fee	$0	$0	$3,600	$3,600	$0	$3,600
Marketplace Assignment Fee	$0	$128,873	$0	$128,873	$0	$128,873
Project Management	$0	$0	$12,762	$12,762	$0	$12,762
Property Management	$0	$0	$630,712	$630,712	$0	$630,712
Total Revenue	**$3,650,101**	**$10,145,543**	**$789,881**	**$14,585,525**	**$0**	**$14,585,525**
Cost of Sales						
COST OF GOODS SOLD						
Origination & Point Costs	$4,440	$34,079	$0	$38,519	$0	$38,519
Purchase Price	$2,842,746	$7,089,245	$0	$9,931,991	$0	$9,931,991
Purchase Transaction Cost	$47,946	$192,832	$0	$240,778	$0	$240,778
Rehab Costs	$113,830	$1,197,747	$0	$1,311,577	$0	$1,311,577
Selling Expenses	$8,781	$44,126	$0	$52,907	$0	$52,907
Cost of Assignment/Commission Fees	$133,916	$225,596	$0	$359,512	$0	$359,512
Total COST OF GOODS SOLD	**$3,151,659**	**$8,783,625**	**$0**	**$11,935,284**	**$0**	**$11,935,284**
HOLDING COSTS						
Financing/Interest costs	$121,016	$385,763	$0	$506,778	$0	$506,778
HOA	$5,801	$12,380	$0	$18,181	$0	$18,181
Home Warranties	$0	$1,180	$0	$1,180	$0	$1,180
Insurance	($141)	$4,093	$0	$3,952	$0	$3,952
Job Supplies	$0	$1,209	$0	$1,209	$0	$1,209
Management/Lease Fees	$2,604	$19,186	$0	$21,790	$0	$21,790

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Net Eliminations	Consolidated Total
Property Tax	$1,915	$25,490	$0	$27,405	$0	$27,405
Repairs & Maintenance	$3,254	$14,042	$0	$17,296	$0	$17,296
Utilities	$2,909	$109,805	$0	$112,714	$0	$112,714
Total HOLDING COSTS	$137,357	$573,147	$0	$710,504	$0	$710,504
Total Cost of Sales	$3,289,017	$9,356,771	$0	$12,645,788	$0	$12,645,788
Gross Profit	$361,085	$788,772	$789,881	$1,939,737	$0	$1,939,737
Expenses						
HOLDING COSTS FOR PROJECTS						
Job Supplies	$0	$0	$16,322	$16,322	$0	$16,322
Utilities	$0	$0	$151,924	$151,924	$0	$151,924
Utility Reimbursements	$0	$0	($19,069)	($19,069)	$0	($19,069)
Total HOLDING COSTS FOR PROJECTS	$0	$0	$149,177	$149,177	$0	$149,177
PROPERTY MANAGEMENT						
Leasing - Cleaning	$0	$0	$7,073	$7,073	$0	$7,073
Leasing-Listing Fees	$0	$0	$110,693	$110,693	$0	$110,693
Property Marketing	$0	$0	$9,109	$9,109	$0	$9,109
Rent Guarantee Payments to Homeowners	$0	$0	$907,010	$907,010	$0	$907,010
Rent Guarantee-Reimbursements	$0	$0	($71,479)	($71,479)	$0	($71,479)
Repairs & Maintenance	$0	$0	$1,198,293	$1,198,293	$0	$1,198,293
Maintenance Credits to Homeowners	$0	$0	$159,348	$159,348	$0	$159,348
Eviction filing Fees	$0	$0	$80,980	$80,980	$0	$80,980
Cash for Keys	$0	$0	$6,300	$6,300	$0	$6,300
Total PROPERTY MANAGEMENT	$0	$0	$2,407,327	$2,407,327	$0	$2,407,327
PERSONNEL EXPENSES						
Dental Insurance	$0	$12,487	$0	$12,487	$0	$12,487
Employee Fringe Benefits	$0	$123	$0	$123	$0	$123
Guideline Trad (401K)	$0	$107,791	$0	$107,791	$0	$107,791
Health Savings Account	$0	$4,850	$0	$4,850	$0	$4,850
LIFE Insurance	$0	$873	$0	$873	$0	$873
LTD/STD Insurance	$0	$4,284	$0	$4,284	$0	$4,284
Medical Insurance	$0	$104,597	$0	$104,597	$0	$104,597
Offshore Contractors	$0	$183,062	$0	$183,062	$0	$183,062
Payroll Tax	$0	$194,693	$0	$194,693	$0	$194,693
Vision Insurance	$0	$1,740	$0	$1,740	$0	$1,740
Wages & Salaries	$0	$2,466,601	$0	$2,466,601	$0	$2,466,601

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Net Eliminations	Consolidated Total
Total PERSONNEL EXPENSES	$0	$3,081,101	$0	$3,081,101	$0	$3,081,101
GENERAL & ADMINISTRATIVE EXPENSES						
Acquisition Software	$0	$18,535	$0	$18,535	$0	$18,535
Bank Charges & Fees	$330	$19,882	$6,219	$26,431	$0	$26,431
Contractors	$0	$31,909	$395	$32,303	$0	$32,303
Dues & subscriptions	$1,190	$129,114	$21,613	$151,916	$0	$151,916
Insurance-Business	$0	$24,274	$18,005	$42,279	$0	$42,279
Interest Paid	$0	$0	$0	$0	$0	$0
Legal & Professional Services	$0	$10,700	$0	$10,700	$0	$10,700
Legal Consulting Fees	$0	$80,997	$11,339	$92,336	$0	$92,336
License & Permit Fees	$0	$0	$31,537	$31,537	$0	$31,537
Licenses & Permit	$0	$281	$0	$281	$0	$281
Meals (100%)	$0	$38,071	$0	$38,071	$0	$38,071
Miscelaneous	$0	$2,435	$0	$2,435	$0	$2,435
Notary Fees	$0	$6,746	$0	$6,746	$0	$6,746
Office Supplies & Software	$200	$0	$0	$200	$0	$200
Payroll Processing fees	$0	$9,980	$0	$9,980	$0	$9,980
Professional services	$144	$28,293	$0	$28,437	$0	$28,437
Recruiting Expenses	$0	($354)	$0	($354)	$0	($354)
Renovations Software	$0	$14,791	$0	$14,791	$0	$14,791
Shipping/Postages	$0	$554	$0	$554	$0	$554
State Tax	$0	$0	$3,770	$3,770	$0	$3,770
State/Franchise Fees	$0	$1,373	$0	$1,373	$0	$1,373
Taxes-State/Franchise Fees	$326	$0	$0	$326	$0	$326
Training and development	$0	$228	$0	$228	$0	$228
Travel	$0	$42,075	$254	$42,329	$0	$42,329
Office Supplies	$0	$23,152	$0	$23,152	$0	$23,152
Accounting & Tax Fees	$5,122	$22,875	$56,360	$84,357	$0	$84,357
Home Inspections	$0	$10,950	$0	$10,950	$0	$10,950
Penalty charges	$0	$4,000	$0	$4,000	$0	$4,000
Total GENERAL & ADMINISTRATIVE EXPENSES	$7,313	$520,860	$149,491	$677,664	$0	$677,664
SALES & MARKETING EXPENSES						
Advertising & Marketing	$0	$123,001	$0	$123,001	$0	$123,001
Paid Ads	$0	$63,360	$0	$63,360	$0	$63,360
Sales Promotions	$439,323	$156,266	$0	$595,588	$0	$595,588

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Net Eliminations	Consolidated Total
Total SALES & MARKETING EXPENSES	$439,323	$342,627	$0	$781,949	$0	$781,949
Interest Expense (Loan Origination & Legal Fees)	$0	$4,200	$0	$4,200	$0	$4,200
Leasing - Landscaping	$0	$1,970	$106,555	$108,524	$0	$108,524
Legal & Professional Fees	$0	$0	$23,390	$23,390	$0	$23,390
Office Lease	$0	$87,840	$0	$87,840	$0	$87,840
Office Utilities	$0	$9,364	$0	$9,364	$0	$9,364
Repairs -Reimbursements	$0	$0	($1,036,830)	($1,036,830)	$0	($1,036,830)
Workers' compensation insurance	$0	$7,601	$0	$7,601	$0	$7,601
Total Expenses	$446,635	$4,055,563	$1,799,109	$6,301,307	$0	$6,301,307
Operating Profit	($85,551)	($3,266,792)	($1,009,228)	($4,361,570)	$0	($4,361,570)
Other Income						
Interest Income	$0	$1,120	$0	$1,120	$0	$1,120
Uncategorized Incomes	$0	$3,550	$0	$3,550	$0	$3,550
Dividend Income	$2,568	$28,321	$0	$30,889	$0	$30,889
Other Expenses						
Interest Payable	$753	$16,399	$4,654	$21,805	$0	$21,805
Earnings Before Interest & Tax	($83,736)	($3,250,199)	($1,013,882)	($4,347,817)	$0	($4,347,817)
Net Income	($83,736)	($3,250,199)	($1,013,882)	($4,347,817)	$0	($4,347,817)

BALANCE SHEET

BALANCE SHEET	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Net Eliminations	Consolidated Total
ASSETS						
Cash & Equivalents						
Unrestricted Cash						
DV-Mer6519	$0	$52,720	$0	$52,720	$0	$52,720
Mer3140	$0	$0	$0	$0	$0	$0
Mercury CK9902	$9,893	$0	$0	$9,893	$0	$9,893
DV-Money Market Apex81S	$0	$25,687	$0	$25,687	$0	$25,687
DV-Chase0566	$0	$3,932	$0	$3,932	$0	$3,932
DV-Brex2069	$0	$0	$0	$0	$0	$0
Total Unrestricted Cash	**$9,893**	**$82,339**	**$0**	**$92,233**	**$0**	**$92,233**
Restricted Cash						
Payroll Clearing Account	$0	($796)	$0	($796)	$0	($796)
Mercury CK1263	$88	$0	$0	$88	$0	$88
Total Restricted Cash	**$88**	**($796)**	**$0**	**($708)**	**$0**	**($708)**
Mercury Checking 6748	$0	$56,276	$0	$56,276	$0	$56,276
Mercury Checking 8484	$0	$1,821	$0	$1,821	$0	$1,821
Brex/Treasury 3308	$0	$261,373	$0	$261,373	$0	$261,373
Operating-Mercury3091	$0	$0	$11,280	$11,280	$0	$11,280
Total Cash & Equivalents	**$9,981**	**$401,013**	**$11,281**	**$422,275**	**$0**	**$422,275**
Accounts Receivable						
Accounts Receivable (A/R)	$8,675	$7,394	$199,338	$215,408	$0	$215,408
Inventory						
Appliances	$0	$1,937	$0	$1,937	$0	$1,937
Inventory-Purchase Price	$1,968,836	$197,500	$0	$2,166,336	$0	$2,166,336
Inventory-Purchase Transaction Cost	$56,245	$8,060	$0	$64,305	$0	$64,305
Inventory-Rehab Cost	$124,185	$22,853	$0	$147,038	$0	$147,038
Inventory-Holding Costs - Financing/Interest	$52,402	$6,397	$0	$58,799	$0	$58,799
Inventory-Holding Costs - HOA	$496	$703	$0	$1,200	$0	$1,200
Inventory-Holding Costs - Insurance	$2,928	$8,028	$0	$10,956	$0	$10,956
Inventory-Holding Costs - Property Tax	($23,623)	($4,825)	$0	($28,448)	$0	($28,448)

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Net Eliminations	Consolidated Total
Inventory Asset-EM	$0	$195,624	$0	$195,624	$0	$195,624
Inventory - Home Inspections	$0	$4,870	$0	$4,870	$0	$4,870
Inventory-Loan/Finance Costs	$23,629	$4,317	$0	$27,946	$0	$27,946
Total Inventory	**$2,205,097**	**$445,465**	**$0**	**$2,650,562**	**$0**	**$2,650,562**
Other Current Assets						
Investments in Subsidiaries						
Doorvest Holdings I LLC	$0	$637,950	$0	$637,950	$637,950	$0
Doorvest QOF I	$0	$32,284	$0	$32,284	$0	$32,284
Doorvest Realty LLC	$0	$700	$0	$700	$700	$0
DV Communities LLC	$0	$3,874,162	$0	$3,874,162	$3,874,162	$0
Total Investments in Subsidiaries	**$0**	**$4,545,096**	**$0**	**$4,545,096**	**$4,512,812**	**$32,284**
Origination/Point Cost	$86,872	$104,555	$0	$191,427	$0	$191,427
Prepaid Insurance	$0	$5,473	$0	$5,473	$0	$5,473
R&D Credit Deferred Tax Asset	$0	$72,381	$0	$72,381	$0	$72,381
Security Deposit	$0	$29,073	$0	$29,073	$0	$29,073
Retainer Fees	$0	$7,949	$0	$7,949	$0	$7,949
Prepaid Expenses	$0	$20,423	$440	$20,863	$0	$20,863
Deposits on File	$61,150	$0	$0	$61,150	$0	$61,150
Due from DV Holdings	$0	$407,149	$0	$407,149	$407,149	$0
Due from DVC	$0	$48,791	$0	$48,791	$48,791	$0
Due from DVI	$222,207	$0	$158,701	$380,909	$380,909	$0
Rent in Trust Clearing Account	$0	$3,257	$0	$3,257	$0	$3,257
Due from DV QOFI	$0	$1,200	$0	$1,200	$1,200	$0
State GA-Trust Fund2303	$0	$0	$87,102	$87,102	$0	$87,102
State OK-Trust Fund2346	$0	$0	$48,960	$48,960	$0	$48,960
State TX-TrustFund2370	$0	$0	$692,946	$692,946	$0	$692,946
State OH-TrustFund9235	$0	$0	$23,408	$23,408	$0	$23,408
DV Boost Clearing Account	$1,378,685	$0	$0	$1,378,685	$0	$1,378,685
State OH-Trust Fund1999	$0	$0	$18,800	$18,800	$0	$18,800
Purchase Clearing Account	$3,017	$0	$0	$3,017	$0	$3,017
Assignment/Commission Fees	$167,610	$53,800	$0	$221,410	$0	$221,410
State FL-Trust Fund2516	$0	$0	$6,392	$6,392	$0	$6,392
Investments in Subsidiaries	$0	$71,559	$0	$71,559	$0	$71,559
Sucasa Technologies	$0	$11,488	$0	$11,488	$0	$11,488
Finix Merchant Account	$0	$8,725	$0	$8,725	$0	$8,725

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Net Eliminations	Consolidated Total
Getaway Preferred LLC	$0	($59,585)	$0	($59,585)	$0	($59,585)
Reno Maint credit clearing	$0	$0	$100,000	$100,000	$0	$100,000
Total Other Current Assets	**$1,919,542**	**$5,331,333**	**$1,136,749**	**$8,387,624**	**$5,350,861**	**$3,036,763**
Total Current Assets	**$4,143,296**	**$6,185,206**	**$1,347,367**	**$11,675,869**	**$5,350,861**	**$6,325,008**
Fixed Assets						
Accumulated Depreciation	$0	($76,081)	$0	($76,081)	$0	($76,081)
Office Equipments	$0	$93,230	$0	$93,230	$0	$93,230
Asset- Product Software	$0	$4,250	$0	$4,250	$0	$4,250
Total Fixed Assets	**$0**	**$21,400**	**$0**	**$21,400**	**$0**	**$21,400**
Total Non-Current Assets	**$0**	**$21,400**	**$0**	**$21,400**	**$0**	**$21,400**
Total Assets	**$4,143,296**	**$6,206,606**	**$1,347,367**	**$11,697,269**	**$5,350,861**	**$6,346,408**
LIABILITIES						
Short Term Debt						
RampCard	$0	$38,137	$5,961	$44,098	$0	$44,098
Ramp Flex	$79,375	$51,507	$62,568	$193,450	$0	$193,450
Total Short Term Debt	**$79,375**	**$89,644**	**$68,528**	**$237,548**	**$0**	**$237,548**
Accounts Payable						
Accounts Payable (A/P)	$241,189	$172,372	$631,135	$1,044,697	$0	$1,044,697
Other Current Liabilities						
Deferred Revenue	$409,406	$0	$187,934	$597,339	$0	$597,339
Due to DV Inc.	$445,253	$0	$45,414	$490,666	$490,666	$0
Due to DVC	$0	$254,711	$0	$254,711	$254,711	$0
Due to DV Holdings	$0	$100,535	$0	$100,535	$100,535	$0
Customer Deposits	$0	$132,607	$0	$132,607	$0	$132,607
Employer Liabilities for 401K Plans	$0	$72,523	$0	$72,523	$0	$72,523
Employer Liabilities for Health Benefit	$0	($120,432)	$0	($120,432)	$0	($120,432)
Notes Payable	$2,561,964	$402,311	$0	$2,964,275	$0	$2,964,275
Construction Draw Holdback	($312,120)	($70,387)	$0	($382,507)	$0	($382,507)
Additional Boost Liability	$0	$21,280	$0	$21,280	$0	$21,280
DV Boost Liability	$1,378,685	$0	$0	$1,378,685	$0	$1,378,685
Loan Payable	$0	$318,500	$0	$318,500	$0	$318,500
Reno Maint credit payable	$0	$0	$100,000	$100,000	$0	$100,000
Total Other Current Liabilities	**$4,483,187**	**$1,111,648**	**$333,347**	**$5,928,182**	**$845,912**	**$5,082,270**
Total Current Liabilities	**$4,803,751**	**$1,373,665**	**$1,033,011**	**$7,210,427**	**$845,912**	**$6,364,514**

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Net Eliminations	Consolidated Total
Other Non-Current Liabilities						
Rent Liabilities Payable	$0	$0	$80,606	$80,606	$0	$80,606
Security Deposit Payable	$0	$0	$35,937	$35,937	$0	$35,937
Property Owner Contribution	$0	$0	$12,989	$12,989	$0	$12,989
Rent Collected	$0	$0	$20,925	$20,925	$0	$20,925
Uncategorized Funds	$0	$11,580	$0	$11,580	$0	$11,580
Trust Fund Payable	$0	$0	$769,607	$769,607	$0	$769,607
Deferred Revenue	$0	($18,019)	$0	($18,019)	$0	($18,019)
Maintenance Credits Payable	$0	$0	$132,488	$132,488	$0	$132,488
Non refundable deposit	$0	$369,660	$0	$369,660	$0	$369,660
Total Other Non-Current Liabilities	$0	$363,222	$1,052,552	$1,415,774	$0	$1,415,774
Total Non-Current Liabilities	$0	$363,222	$1,052,552	$1,415,774	$0	$1,415,774
Total Liabilities	$4,803,751	$1,736,886	$2,085,563	$8,626,201	$845,912	$7,780,288
EQUITY						
Retained Earnings						
Opening Balance Equity	$0	$28,420	$0	$28,420	$0	$28,420
Retained Earnings	($194,340)	($16,790,178)	($3,843,248)	($20,827,766)	$0	($20,827,766)
Total Retained Earnings	($194,340)	($16,761,758)	($3,843,248)	($20,799,346)	$0	($20,799,346)
Current Earnings						
Net Income	($83,736)	($3,250,199)	($1,013,882)	($4,347,817)	$0	($4,347,817)
Other Equity						
Shareholder's Capital	($382,380)	$23,977,710	$4,118,934	$27,714,264	$3,736,554	$23,977,710
Additional Paid In Capital	$0	($96,275)	$0	($96,275)	$0	($96,275)
Unrealized gain or loss	$0	$241	$0	$241	$0	$241
Equity Investments	$0	$600,000	$0	$600,000	$0	$600,000
Total Other Equity	($382,380)	$24,481,677	$4,118,934	$28,218,230	$3,736,554	$24,481,677
Total Equity	($660,456)	$4,469,719	($738,196)	$3,071,068	$3,736,554	($665,486)
Total Liabilities & Equity	$4,143,296	$6,206,606	$1,347,367	$11,697,269	$4,582,466	$7,114,802

CASH FLOW STATEMENT

CASH FLOW STATEMENT	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
OPERATING ACTIVITIES				
Net Income	($83,736)	($3,250,199)	($1,013,882)	($4,347,817)
Change in Accounts Payable	$240,066	$1,214	$205,952	$447,233
Change in Other Current Liabilities	$3,028,892	($3,998,160)	$131,264	($838,004)
Change in Accounts Receivable	($6,397)	$4,606	($12,016)	($13,808)
Change in Inventory	($2,205,097)	$5,011,705	$0	$2,806,608
Change in Other Current Assets	($1,000,048)	$160,180	($300,600)	($1,140,469)
Cash Flow from Operating Activities	**($26,319)**	**($2,070,654)**	**($989,282)**	**($3,086,255)**
INVESTING ACTIVITIES				
Change in Fixed Assets (ex. Depn and Amort)	$0	($4,132)	$0	($4,132)
Cash Flow from Investing Activities	**$0**	**($4,132)**	**$0**	**($4,132)**
FINANCING ACTIVITIES				
Change in Other Equity	$0	$1,152,151	$0	$1,152,151
Change in unbalanced Balance Sheet	($684,196)	$10,940	$655,688	($17,568)
Change in Short Term Debt	$79,375	$30,198	$58,588	$168,161
Change in Other Non-Current Liabilities	$0	$293,805	$202,320	$496,125
Cash Flow from Financing Activities	**($604,820)**	**$1,487,094**	**$916,596**	**$1,798,870**
Change in Cash & Equivalents	**($631,140)**	**($587,691)**	**($72,686)**	**($1,291,517)**
Cash & Equivalents, Opening Balance	$641,121	$988,704	$83,967	$1,713,792
Cash & Equivalents, Closing Balance	$9,981	$401,013	$11,281	$422,275

Doorvest Inc.
Statement of Changes in Equity

2024 Components	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Consolidated Total
Opening Balance at 1 January 2024					
Opening Balance Equity	$0	$28,420	$0	$28,420	$28,420
Retained Earnings	($194,340)	($16,790,178)	($3,843,248)	($20,827,766)	($20,827,766)
Shareholder's Capital	($382,380)	$23,977,710	$4,118,934	$27,714,264	$23,977,710
Additional Paid In Capital	$0	($96,275)	$0	($96,275)	($96,275)
Unrealized Gain or Loss	$0	$241	$0	$241	$241
Equity Investments	$0	$600,000	$0	$600,000	$600,000
Total Opening Balance	($576,720)	$7,719,918	$275,686	$7,418,884	$3,682,330
Changes in Equity for 2024					
Net Income for the Year	($83,736)	($3,250,199)	($1,013,882)	($4,347,817)	($4,347,817)
Closing Balance at 31 December 2024	($660,456)	$4,469,719	($738,196)	$3,071,068	($665,486)

Doorvest Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Doorvest Inc. (the "Company") is a corporation organized in July 26, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.